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December 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Industrial Applications and Services

Washington, DC 20549

Attention:	Ms. Katherine Bagley

Re:	Origin Agritech Limited
Comment Letter dated December 1, 2025
Amendment No. 2 to Registration Statement on Form F-3
Filed October 15, 2025
File No. 333-277955

Dear Ms. Bagley:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 1, 2025 (“Comment Letter”), commenting on the filing of Amendment No. 2 to the Registration Statement on Form F-3 (“Form F-3”) of Origin Agritech Limited (the “Company”), which was filed on October 15, 2025.

With this letter, the Company is filing Amendment No.3 to the Form F-3.

I am responding on behalf of the Company, as its United States counsel, to the Comment Letter. The response format sets forth the Staff comment followed by the Company response thereto.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1.             We note your revised disclosure that all of your business activities currently take place in China "through various companies below the parent company, Origin Agritech," and that you have removed specific references to the subsidiaries of your VIEs that are discussed elsewhere in your filing. We also note your disclosure on page 1 that "'we,' 'us,' 'our company,' 'the company,' 'our' or 'Origin' refers to Origin Agritech Limited . . .. its predecessor entities and its wholly and partially owned subsidiaries." Please revise your cover page to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE.

RESPONSE

The disclosure on the cover page of the prospectus has been modified to clarify the references to the holding company and the different equity owned subsidiaries and VIE entities indirectly controlled by the holding company. Additionally there was a review of the rest of the prospectus and clarifications made as to which of the holding company or which of the several entities owned or controlled by the holding company were being discussed in the disclosure.

Securities and Exchange Commission

December 5, 2025

General

2.             We note your disclosure describing the various regulatory approvals you are required to obtain to operate your business. Please revise to affirmatively state whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

RESPONSE

The disclosure regarding regulatory approvals that the Company is required to obtain has been modified to indicate affirmatively that the Company has obtained the disclosed regulatory approvals. See page (iv) of the cover.

3.             In your next amendment, please file as an exhibit an updated auditor consent dated within 30 days of the filing.

RESPONSE

The Amendment No. 3 to the Form F-3 includes a consent of the auditor that is dated ____, which is within 30 days of the filing date of the amendment.

*****

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

Securities and Exchange Commission

December 5, 2025

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Yan Weibin,
Chief Executive Officer